Mail Stop 3561

June 17, 2008

Yuchuan Liu, Chief Executive Officer
Sino Gas International Holdings, Inc.
No.18 Zhong Guan Cun Dong St.
Haidian District
Beijing, P. R. China 100083

> **Re:** **Sino Gas International Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 27, 2008**
> **File No. 333-147998**

Dear Mr. Liu:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note your response to comment two in our letter dated February 12, 2008. Please update the closing price of your common stock on the front of your prospectus so that it reflects the closing price as of a current date.

Beijing Gas is subject to restrictions on paying dividends and making other payments to us, page 9

2. We note your response to comment 3 in our letter dated February 12, 2008. Please revise this risk factor to disclose whether you have in the most recently completed fiscal year satisfied the set-aside reserve fund and whether dividends were or could have been paid out of retained earnings. If you have not met these restrictions, please indicate your general position and the likelihood of achieving these targets. Please also disclose your present status in satisfying the set-aside reserve. Further, please explain to readers that the term "RMB" refers to China's currency the Renminbi.

Cash and cash equivalents, page 25

3. We note your response to comment 5 in our letter dated February 12, 2008. Please revise to elaborate upon the discussions with the two to three small-sized city projects you reference. In doing so, please provide enough details so that an investor can determine the materiality of these discussions and their present status.

4. Please provide additional details concerning the status and nature of your proposed debt offering and the status of your discussions with a bank. In this regard, if you are expecting to issue debt securities please describe the debt securities including their terms.

Our Industry, page 42

5. We note your response to comment 7 in our letter dated February 12, 2008 and your references to exhibits 6a, 6b and 7 of your response. We did not receive these exhibits. Please provide us with these materials. Also, we note on page 53 of your prospectus your statement that there are "approximately 2,862 smaller cities in the PRC with urban dwellers in the city proper between 100,000 to 300,000." Please provide us with a copy of the report or study that supports this statement. Further, please review your prospectus and ensure that you have provided us with copies of the reports or studies that support the qualitative and comparative statements contained in your prospectus.

***

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Scott Anderegg, Staff Attorney at (202) 551-3342, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Jiannan Zhang, Esq.
    Cadwalader, Wickersham & Taft LLP